15

04024120

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Regent Ventures Ltd

*CURRENT ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2000 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/6/04

82-2000

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A
X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	December 31, 2003	04/02/23

ISSUER ADDRESS
Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Richard Wilson	Richard Wilson	04/02/23
/s/ Eberhard Mueller	Eberhard Mueller	04/02/23

04 APR -5 AM 7:21

AR/S
12-31-03

REGENT VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

AUDITORS' REPORT

To the Shareholders of Regent Ventures Ltd.

We have audited the consolidated balance sheets of Regent Ventures Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
January 27, 2004

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 **Facsimile:** 604.602.0867

REGENT VENTURES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2003	2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ 40,724	$ 11,250
Short-term investments	10,053	10,000
Taxes recoverable	15,669	12,624
Prepaid expenses and other	13,663	1,753
	80,109	35,627
PROPERTY AND EQUIPMENT *(Note 3)*	18,118	22,310
INTEREST IN MINERAL PROPERTIES *(Note 4)*	941,906	775,495
	$ 1,040,133	$ 833,432
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 122,932	$ 14,195
Due to related parties *(Note 5)*	17,773	5,030
	140,705	19,225
LIABILITY TO ISSUE SHARES *(Note 6)*	104,913	50,000
	245,618	69,225
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 7)*	5,106,989	4,870,989
CONTRIBUTED SURPLUS	41,080	-
DEFICIT	(4,353,554)	(4,106,782)
	794,515	764,207
	$ 1,040,133	$ 833,432

Approved on behalf of the Board:

/s/ Eberhard Mueller
Eberhard Mueller - Director

/s/ Richard Wilson
Richard Wilson - Director

The accompanying notes are an integral part of these consolidated financial statements

REGENT VENTURES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31

	2003	2002
INTEREST INCOME	$ 204	$ 564
EXPENSES		
Amortization	5,952	3,173
Management fees	42,000	42,000
Office and general	26,661	13,705
Professional fees	90,937	18,825
Property investigation	400	2,445
Rent	10,550	24,320
Stock-based compensation	41,080	-
Telephone	8,491	13,677
Transfer agent and filing fees	13,997	9,473
Travel and promotion	6,908	13,477
	246,976	141,095
NET LOSS FOR THE YEAR	246,772	140,531
DEFICIT, BEGINNING OF YEAR	4,106,782	3,966,251
DEFICIT, END OF YEAR	$ 4,353,554	$ 4,106,782
LOSS PER SHARE		
Basic	$ 0.01	$ 0.01
Fully Diluted	0.01	*Anti-dilutive*
Weighted average number of shares outstanding		
Basic	28,188,000	26,115,000
Fully Diluted	28,188,000	26,145,000

The accompanying notes are an integral part of these consolidated financial statements

REGENT VENTURES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2003	2002
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the year	$ (246,772)	$ (140,531)
Adjusted for items not involving cash:		
Amortization	5,952	3,173
Stock-based compensation	41,080	-
	(199,740)	(137,358)
Net changes in non-cash working capital items:		
Short-term investments	(53)	-
Taxes recoverable	(3,045)	(668)
Prepaid expenses and other	(11,910)	(8,234)
Accounts payable and accrued liabilities	108,737	(4,848)
Due to related parties	12,743	26,363
	106,472	12,613
	(93,268)	(124,745)
INVESTING ACTIVITIES		
Purchase of property and equipment	(1,760)	(25,484)
Proceeds from government assistance	79,500	78,830
Mineral property acquisition and exploration expenditures	(209,911)	(352,557)
	(132,171)	(299,211)
FINANCING ACTIVITIES		
Issuance of share capital	150,000	242,742
Liability to issue shares	104,913	50,000
	254,913	292,742
INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS DURING THE YEAR	29,474	(131,214)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	11,250	142,464
CASH & CASH EQUIVALENTS, END OF YEAR	$ 40,724	$ 11,250
CASH & CASH EQUIVALENTS ARE COMPRISED OF:		
Cash on hand	$ 8,370	$ 11,250
Restricted cash	32,354	-
	$ 40,724	$ 11,250

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring mineral properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses, has not generated profitable operations since inception and at year-end has a working capital deficiency of $60,596. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, Regent Ventures (Nevada) Inc. All significant intercompany transactions and balances have been eliminated.

Foreign Exchange Translation
The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Mineral Properties
The Company capitalizes the acquisition cost of mineral properties and related exploration and development costs on an individual property basis. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Government Assistance
The Company qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in the Yukon Territory. Recoverable amounts are offset against deferred exploration and development costs incurred when the Company has complied with the terms and conditions of the program and the recovery is reasonably assured. The Company received $79,500 in government assistance during the year (2002 - $78,830).

Estimates, Assumptions and Measurement Uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Amortization of property and equipment is provided using the declining balance basis at the following rates: 30% per annum for computer equipment; 25% per annum for mining equipment, and 20% per annum for office equipment. Refer to Note 3.

Financial Instruments
The fair value of the Company's cash, short-term investments, accounts receivable, taxes recoverable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. It was not practicable to determine the fair value of the amounts due to or from related parties. The amounts due to or from related parties are non-interest bearing and have no specific terms of repayment. The Company operates in Canada and the United States, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Loss Per Share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal periods. The treasury stock method is used for the calculation of fully diluted earnings per share. Share purchase options and warrants or other contingent issuances are dilutive when the average market price of the common shares during the period exceeds the exercise price.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2003 and 2002 there were no cash equivalents. Restricted cash represents $32,354 (US$25,000) restricted for the use towards a mineral property payment.

Stock-based Compensation Plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 8). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the expensing of all stock-based compensation awards. Previously, the Company had followed the recommendations which encouraged, but did not require, the use of a fair value based method to account for stock-based compensation to employees. The adoption of this amended accounting policy has no cumulative effect on the prior period financial statements. Refer to Note 8.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. Refer to Note 10.

NOTE 3 - PROPERTY AND EQUIPMENT

	December 31, 2003 Cost	Accumulated Depletion and Depreciation	Net Book Value	December 31, 2002 Net Book Value
Computer hardware	$ 1,760	$ (396)	$ 1,364	$ -
Mining equipment	25,000	(8,594)	16,406	21,875
Office equipment	808	(460)	348	435
	$ 27,568	$ (9,450)	$ 18,118	$ 22,310

NOTE 4 – INTEREST IN MINERAL PROPERTIES

	December 31, 2003	December 31, 2002
Exploration and development costs:		
Incurred during the year:		
Field supplies and other	$ 11,816	$ 121,728
Assaying	5,045	-
Staking	36,464	-
Drilling	67,850	57,784
Food, lodging and travel	58,863	69,387
Helicopter	10,477	16,245
Geological consulting	9,296	43,117
Geological reports	100	9,737
Yukon tax credit	(79,500)	(78,830)
	120,411	239,168
Balance, beginning of year	572,864	333,696
Balance, end of year	693,275	572,864
Acquisition costs	248,631	202,631
	$ 941,906	$ 775,495
Allocation		
Canada		
Red Mountain Property, Yukon	$ 841,599	$ 744,495
Raglan Property, Quebec	67,000	31,000
	908,599	775,495
United States		
Elko, Nevada	33,307	-
	$ 941,906	$ 775,495

The Company has a 100% interest in certain mineral claims located in the Mayo and Dawson Mining Districts in the Yukon Territories. Certain of these claims are subject to a 0.5% net smelter returns ("NSR") royalty. During the year ended December 31, 2003, the Company purchased half of the 1% NSR Royalty for $10,000, reducing the NSR royalty on certain claims to 0.5%.

The Company has a 100% interest in 327 mineral claims located in the Ungava region of the Province of Quebec. During the year, the Company completed the purchase by the issuance of 300,000 common shares with an aggregate value of $36,000. The property is subject to a 1% NSR royalty.

The Company entered into a purchase agreement dated November 30, 2003 to acquire 100% interest in 9 mineral claims comprising 175 acres located in the north Carlin region of Elko, Nevada, known as the Protection Group Property, in consideration for the payment of US$25,000 (paid subsequently) and the issuance of 1,500,000 common shares (issued subsequently). The property is subject to a 2% overriding royalty. Refer to Note 9.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 2003, the Company incurred the following to a private company controlled by two directors: management fees of $42,000 (2002 - $42,000); business development expenses of $1,000 (2002 - $NIL); and rent of $10,550 (2002 - $NIL). At December 31, 2003 a net amount of $24,496 (2002 - $2,644) is owing to this company and the two directors. The Company has advanced a related party $6,723 towards future exploration and development expenditures on the Red Mountain Property in the Yukon Territory. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

b) During the year ended December 31, 2003 the Company incurred $77,972 (2002 - $5,417) in professional fees to a legal firm of which a director of the Company is an employee. At December 31, 2003 $83,211 (2002 - $NIL) is owing to this firm, and is accruing interest at the rate of 2% per month.

c) The above-noted transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

d) The private company controlled by two directors was the sole subscriber to a private placement of 500,000 units. Refer to Note 7.

NOTE 6 – LIABILITY TO ISSUE SHARES

The Company received partial proceeds of $104,913 from a non-brokered private placement consisting of 2,500,000 units at a price of $0.06 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $0.10 per share for a one-year period. The units were issued in full subsequently. Refer to Note 9.

NOTE 7 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2001	24,724,179	$ 4,627,347
Issued during the year:		
- for cash by exercise of stock options	2,372,417	243,642
Balance at December 31, 2002	27,096,596	$ 4,870,989
Issued during the year:		
- for mineral property	300,000	36,000
- for cash by way of private placements *(Note 5)*	2,000,000	200,000
Balance as at December 31, 2003	29,396,596	$ 5,106,989

The Company completed a private placement of 500,000 units at a price of $0.10 per unit for total proceeds of $50,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per share for a period of one year. A private company controlled by two directors was the sole subscriber to this private placement.

The Company completed a private placement of 1.5 million flow-through units at a price of $0.10 per unit for total proceeds of $150,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.13 per share for a period of one year. The Company will renounce to the subscribers of this private placement, $150,000 of eligible Canadian Exploration Expenditures. The proceeds were used for work on the Red Mountain project in the Yukon Territory.

NOTE 7 - SHARE CAPITAL (continued)

Share purchase warrants are outstanding to purchase 2,000,000 common shares as follows: 500,000 common shares exercisable at a price of $0.10 per share on or before January 6, 2005, and 1,500,000 common shares exercisable at a price of $0.13 per share on or before September 3, 2004.

Refer to Notes 6 and 9.

NOTE 8 – STOCK OPTIONS

The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Year ended December 31, 2003		Year ended December 31, 2002	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	2,700,000	$ 0.17	1,832,417	$ 0.10
Granted	859,000	0.10	3,240,000	0.16
Exercised	-	-	(2,372,417)	0.10
Forfeited/ Cancelled	(800,000)	0.16	-	-
Balance, end of year	2,759,000	$ 0.15	2,700,000	$ 0.17

Director and employee stock options are outstanding to purchase up to 2,759,000 common shares as follows: 1,900,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004; and 859,000 common shares exercisable at a price of $0.10 per share up to June 12, 2005.

Exercise price	Weighted Average Remaining Contractual Life (in years)	December 31, 2003 Outstanding	December 31, 2003 Exercisable
$0.10	1.45	859,000	859,000
$0.17	0.49	1,900,000	1,900,000
		2,759,000	2,759,000

Stock Based Compensation

The fair value of the options granted during the period was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 2.44%; expected volatility of 125%; and weighted average life of 1 year. The Company recognized stock-based compensation in the amount of $41,080 (December 31, 2002 - $NIL).

NOTE 9 – SUBSEQUENT EVENTS

a) The Company issued 1,500,000 common shares and paid US$25,000 as consideration for its 100% interest in 9 mineral claims known as the Protection Group Property in Elko, Nevada. Refer to Note 4.

b) The Company completedits private placement of 2,500,000 units at $0.06 per unit. Refer to Note 6.

NOTE 10 – INCOME TAXES

The Company has non-capital losses for Canadian income tax purposes of approximately $847,500 (2002 - $786,850), which may be used to reduce future taxable income in Canada, expiring between 2004 and 2010. The Company has unclaimed exploration and development expenditures of approximately $2,584,000 (2002 - $2,566,000) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

Schedule B:

1. *Analysis of deferred exploration costs*: See Schedule A.

2. *Related party transactions*: See Schedule A.

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the three months ended December 31, 2003: **NIL.**

   b) Summary of options granted during the three months ended December 31, 2003: **NIL.**

4. *Summary of securities as at the end of the reporting period:*

   a) Authorized share capital: 100,000,000 common shares without par value.

   b) Issued share capital: 29,396,596 common shares without par value.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL.

5. *Directors and Officers as at February 23, 2004:*

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President, CEO and CFO
Richard Wilson	Gwen Wegner, Secretary
Douglas Eacrett	

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For the fourth quarter ended December 31, 2003

Schedule C: Management Discussion

Description of Business

The Issuer is a junior resource company engaged in the acquisition, exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer currently holds interests in three mineral properties: the Red Mountain, situated in the Mayo Mining District, Yukon Territory; the Raglan, situated in the Ungava area of the Province of Quebec; and the Protection Group, situated near Mountain City in north Elko County, Nevada. The Issuer is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol REV.

Red Mountain Property

The Issuer holds a 100% interest in 240 claims comprising approximately 12,000 acres located in the Mayo Mining District, Yukon Territory, which makes up the Red Mountain Property. 68 of the claims, known as the BX Claims, are subject to a 0.5% royalty. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization.

The Issuer acquired its initial interest in the Red Mountain Property in 1993 and to date has spent $2,373,990 on exploration of the Property and $181,631 on acquisition costs. To reconcile with the Issuer's financial statements, $1,555,692 of deferred exploration expenditures were written off in 2000 due to several years of inactivity on the property during adverse gold markets and the Issuer has received tax credits from the Yukon Territory over the last two years totalling $158,330 which have been offset against the expenditures in the Issuer's financial statements.

During 2003, the Issuer spent $166,604 on drilling and staking on the Property and received a tax credit from the Yukon Territories of $79,500 with respect to work conducted in 2002. A summary of the results from the Issuers 2003 program is set out in its news release dated September 18, 2003, which is available for review under the Issuer's name on the SEDAR system (www.sedar.com). The exploration program completed near the end of August. During the current quarter, the Issuer incurred exploration expenses of $15,245 with respect to the Red Mountain Property representing the cost of staking 38 additional claims based on the results of the summer work program.

During the year, the Issuer purchased one-half of the 1% net smelter returns royalty that was outstanding against the Property for $10,000, which has been added to the Issuer's acquisition costs of the Property.

Raglan Property

On November 20, 2002, the Issuer entered into an agreement to acquire 30,000 acres of claims in the Ungava area of the Province of Quebec. The Issuer acquired the claims for a cash payment of $30,000 and the issuance of 300,000 shares of the Issuer to the vendor. The claims are subject to a 1% royalty retained by the vendor. The

Ungava area is being explored for nickel, platinum and palladium mineralization. The Issuer has not conducted any exploration on this property to date.

Protection Group Property

In December, 2003, the Issuer had a subsidiary, Regent Ventures (Nevada) Inc., incorporated in the State of Nevada through which it acquired a 100% interest in nine (9) patented mining claims comprising 175 acres located in the north Carlin region of Elko County near Mountain City, Nevada, approximately 84 miles north of the Elko, Nevada. The property is subject to a 2% overriding royalty to the vendors. The Issuer acquired the interest through the payment of US$25,000 in cash and the issuance of 1,500,000 shares in the capital of the Issuer to the vendors.

In conjunction with the acquisition, the Issuer has staked an additional 50 claims contiguous to the purchased property at a cost of $33,307 to bring its total land position there to approximately 1200 acres.

Future Developments

Management has been encouraged by the results to date on the Red Mountain Property and arranged for drilling equipment to be left on site and winterized at the end of last season. Management plans to continue its drilling program as soon as seasonal conditions permit. Typically, exploration programs do not commence before June in the Mayo area.

Work must be undertaken this season on the Issuer's Raglan Property to maintain the licences in good standing. Management anticipates undertaking a preliminary program of airborne geophysics and surface prospecting on the Raglan Property when the seasonal conditions permit.

Management is anxious to undertake a program of trenching, surface sampling and, if warranted by the results, drilling on the Protection Group Property in Nevada. It is expected that a work program will be initiated in mid April, 2004.

No budgets have been set for these programs and the extent of work carried out on each property will depend upon the funds the Issuer can raise through equity financing by way of private placement of its securities.

Related Party Transactions

During the three months ended December 31, 2003, the Issuer accrued or paid:

1. Management fees of $10,500 and rent of $3,225 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Legal fees of $8,023 to a law firm of which Douglas Eacrett, a director of the Issuer, is an associate.

General and Administrative

The most significant change to the Issuer's general and administrative expenses this quarter is the reporting of stock based compensation ($41,080) for the first time in compliance with revised accounting standards. This is an estimate, based on the Black-Scholes option pricing model, of the value of stock options granted during the year.

Professional fees are down for this quarter as compared with the third quarter due to fewer matters being handled by legal counsel in the period, however, year over year fees are up due to increased activity in matters requiring the attention of legal counsel including, amongst other things, two private placements, two property acquisitions including drafting of agreements, preparing a stock option plan and having it approved, preparing and filing an Annual Information Form for the Issuer and incorporating a United States subsidiary.

Office and general expense are up year over year due to the hiring during 2003 of a technical assistant to deal with web site maintenance and computer filings for the Issuer. The cost of the assistant is shared with another public company that is also using making use of excess space the Issuer had which has resulted in a year over year reduction in both rent and telephone expenses.

Filing fees were increased during the year due to increased filings being made, in particular, the Annual Information Form and related technical report filings. A good part of these filings occurred in the third quarter and were reduced in the current period.

Travel and promotion is down year over year in part due to the shorter work program and accordingly fewer visits to the property this year and in part due to less travel by the board of directors for meetings as all of the directors are now resident in Vancouver. No travel was undertaken in the current quarter whereas the property visit occurred in the third quarter.

Investor Relations

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

Liquidity and Solvency

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the period at October 1, 2003, the Issuer had a working capital deficit of $93,732. During the period, the Issuer raised $104,913 in connection with a private placement offering of 2,500,000 units of its securities at a price of $0.06 per unit that closed subsequent to year-end. At December 31, 2003, the Issuer had a working capital deficit of $60,000.

The $150,000 private placement offering announced December 18, 2003 completed on February 05, 2004. In February, the Issuer also filed its claim for a mining tax credit of $46,000 from the Yukon Territory. On March 3, 2004, the Issuer announced a further $150,000 private placement of 2,500,000 units of its securities. The year-end deficit, corporate administration costs for the ensuing year and exploration activities on the Issuer's three properties will all be funded from these financing activities and the exercise of outstanding stock options and warrants or from additional private placements of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.